Exhibit 99.3

NICE Robotic Process Automation Recognized as a Leader in SPARK Matrix™
2021

Quadrant Knowledge Solutions report recognizes NICE for technology excellence and customer impact, highlights NICE’s AI-driven Automation Finder as key differentiator

Hoboken, N.J., December 6, 2021 – NICE (Nasdaq: NICE) announced today that it has been recognized as a Technology Leader in the SPARK Matrix™: Robotic Process Automation (RPA) 2021 report. Among the key differentiators highlighted by Quadrant Knowledge Solutions, the report cites NICE RPA as ”improving the employee experience and providing better customer engagement…”. The report went on to state, “They help the organizations to provide a seamless, consistent, and personalized customer experience across the customer journey.”

According to Apoorva Dawalbhakta, Senior Analyst at Quadrant Knowledge Solutions, “NICE, with their RPA products that include NEVA attended automation, Robotic Automation, Desktop Analytics, Automation Finder, and Automation Studio, has received strong ratings across the parameters of technology excellence and customer impact and has also been positioned among the technology leaders in the 2021 SPARK Matrix™ of the robotic process automation (RPA) market. NICE is a leading provider of cloud and on-premise enterprise software solutions that enable organizations to make better decisions by analyzing structured and unstructured data using advanced analytics via AI-driven automation discovery tools,” adds Apoorva.

The Quadrant Knowledge report recognized NICE’s many differentiators stating, “The NICE RPA solutions’ technological differentiators include an AI-driven automation discovery tool, namely Automation Finder, as it helps to analyze data and recommend automation opportunities along with Desktop Analytics which monitor employees' desktop activities.”

Acknowledging NICE’s significant presence globally, the report stated, “NICE has a significant geographical presence in the US, followed by Europe, Asia Pacific, the Middle East, Africa, and Latin America. The company holds a strong customer base, including some of the leading brands across industry verticals such as banking & financial services, CPG & retail, IT & telecom.”

“We are pleased to be recognized as a leader for technology excellence and customer impact by Quadrant Knowledge Solutions and believe it reflects our ability to deliver immense value to the RPA market,” Barry Cooper, President, NICE Workforce and Customer Experience Group, commented. “We remain dedicated to bringing innovative capabilities that help our customers select optimal automation projects and maximize their value across the organization while empowering employees to boost business outcomes.”

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm, which mainly focuses on helping clients and allows them to achieve business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.